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                                                                     EXHIBIT 8.1



                               October 6, 1997

Penske Motorsports, Inc.
13400 West Outer Drive
Detroit, MI  48239-4001

North Carolina Motor Speedway, Inc.
P.O. Box 500
2152 North U.S. Highway 1
Rockingham, NC  28380

        RE:  Agreement and Plan of Merger
             Dated as of August 5, 1997
             ----------------------------

Dear Sir or Madam:

        You have asked for our opinion regarding certain Federal income tax consequences of the merger (the "Merger") of North Carolina Motor Speedway, Inc., a North Carolina corporation ("NCMS"), into Penske Acquisition Inc., a North Carolina corporation ("Acquisition") and wholly-owned subsidiary of Penske Motorsports, Inc., a Delaware corporation ("PMI"), pursuant to the above Agreement and Plan of Merger among NCMS, Acquisition and PMI (the "Merger Agreement"). For purposes of rendering our opinion, we have examined originals, copies or certified copies of all such documents as we have deemed relevant and necessary. We have with your approval assumed the authenticity of all documents submitted to us as originals, and the conformity to original documents of all documents submitted to us as copies.

Background

        This opinion is based upon the following assumed facts, which have been certified to us by you:

        1. In early 1997, PMI resolved to attempt to acquire the North Carolina Speedway operated by NCMS so as to add it to PMI's racetrack operations. The plan adopted was to acquire most of the outstanding shares of stock of NCMS in exchange for PMI

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October 6, 1997
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voting common stock and the remaining shares for cash, in a transaction that would qualify as a reorganization under Internal Revenue Code ("IRC") Sections 368(a)(1)(A) and 368(a)(2)(D).

        2. On April 1, 1997, as a first step in the planned combination of PMI and NCMS, PMI, Acquisition and the principal shareholder of NCMS, Mrs. Carrie
B. DeWitt ("DeWitt"), entered into a Stockholder Option and Voting Agreement (the "Option Agreement") pursuant to which, among other things, DeWitt granted Acquisition an option to require her to vote in favor of a merger of NCMS with Acquisition or PMI in which her 1,461,378 shares of NCMS -- amounting to approximately 65.3% of the outstanding shares -- would be exchanged for not less than 906,542 shares of PMI common stock and $1.4 million cash to be held in escrow pending the merger. The Option Agreement further provided that in the event of DeWitt's death, her estate would have an option to require the principal shareholder of PMI to arrange for a secondary offering of her PMI shares at a price not less than $30 per share or, if such an offering could not be accomplished for at least $27 million worth of such shares, to purchase such shares for the greater of their then fair market value or $30 per share (which obligation is supported by a $27 million letter of credit).

        3. In April of 1997, the parties also entered into an Amended and Restated Stockholder Option and Voting Agreement (the "Amended Option Agreement"), providing PMI with an option to proceed with an exchange of PMI stock for DeWitt's NCMS shares in advance of the consummation of the contemplated merger.

        4. In May of 1997, PMI resolved to proceed with the exchange of PMI shares for DeWitt's shares, so as to enhance the likelihood of the subsequent merger. On May 15, 1997, the exchange was consummated, with DeWitt receiving 906,542 PMI shares for her NCMS shares (the "DeWitt Exchange"). At that time, the parties executed a First Amendment to the Amended Option Agreement, under which the put option provided to DeWitt's estate in the Option Agreement was expanded so as to apply also to DeWitt herself after the first anniversary of the acquisition of her NCMS shares by PMI.

        5. The trading range of PMI shares on May 15, 1997 was from $30 to $31.50 per share.

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        6.  In July of 1997, the PMI board resolved to proceed with the merger of NCMS into Acquisition, under which each of the remaining shareholders of NCMS will, at such shareholder's election, receive for each NCMS share (i) $19.61 cash or (ii) PMI shares worth $19.61 based on recent average closing prices. On August 5, 1997, the board of NCMS also resolved to proceed with the merger, and the Merger Agreement was executed. On that same day, however, litigation was commenced by a minority shareholder of NCMS attempting to enjoin the Merger. For purposes of this opinion, we assume that the litigation will be resolved, that the shareholders of NCMS will vote their approval of the Merger, and that the Merger will be duly consummated this year.

        7. Meanwhile, prior to the date hereof, the parties have executed a Second Amendment to the Amended Option Agreement, under which the earliest date on which DeWitt could exercise the full put option was deferred until the third anniversary of the acquisition of her NCMS shares by PMI, although the put option could be exercised sooner for up to $5 million in value of her PMI shares. The Second Amendment also recites that DeWitt has no current plan or intention of selling or otherwise disposing of her PMI shares in a taxable transaction for the foreseeable future. For purposes of this opinion, we have assumed that the fair market value of DeWitt's put option has not at any time exceeded $5 million.

        8. The trading range of PMI shares on October 3, 1997 was from $33.875 to $34.25 per share.

        9. In the Merger, Acquisition will acquire at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by NCMS immediately prior to the transaction. (For purposes of this paragraph, amounts paid by NCMS to the dissenters, amounts paid by NCMS to shareholders who receive cash or other property, amounts used by NCMS to pay its reorganization expenses and all redemptions and distributions (except for regular, normal dividends) made by NCMS since April of 1997 should be considered as assets of NCMS held immediately prior to the transaction.)

        10. Following the Merger, Acquisition will not issue additional shares of its stock to any party other than PMI.


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October 6, 1997
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        11.  PMI has no plan or intention to reacquire any of its stock issued in the transactions.

        12. Following the Merger, PMI has no plan or intention to liquidate Acquisition; to merge Acquisition with or into another corporation; to sell or otherwise dispose of the stock of Acquisition; or to cause Acquisition to sell or otherwise dispose of any of the assets of NCMS acquired in the transaction, except for dispositions made in the ordinary course of business or transfers to a subsidiary "controlled" by Acquisition within the meaning of IRC Section 368(c).

        13. The liabilities of NCMS assumed by Acquisition and the liabilities to which the transferred assets of NCMS are subject were incurred by NCMS in the ordinary course of its business.

        14. Following the Merger, Acquisition will continue the historic business of NCMS and use a significant portion of NCMS's business assets in a business.

        15. PMI, Acquisition, NCMS and the shareholders of NCMS will pay their respective expenses, if any, incurred in connection with the transactions.

        16. There is no intercorporate indebtedness existing between PMI and NCMS or between Acquisition and NCMS that was issued, acquired or will be settled at a discount.

        17. No two parties to the Merger are investment companies as defined in IRC Section 368(a)(2)(F)(iii) and (iv).

        18. NCMS is not under the jurisdiction of a court in a Title 11 or similar case.

        19. The payment of cash in lieu of fractional shares of PMI stock will be solely for the purpose of avoiding the expense and inconvenience to PMI of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the Merger to NCMS shareholders instead of issuing fractional shares of PMI stock will not exceed 1% of the total consideration that will be issued in the transaction to NCMS shareholders in exchange for their shares of NCMS stock. The fractional share interest of each NCMS shareholder will be aggregated, and no NCMS shareholder will

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receive cash for fractional shares in an amount greater than the value of one full share of PMI stock.

        20. None of the compensation to be received by any shareholder-employees of NCMS will be separate consideration for, or allocable to, any of his or her shares of NCMS stock; none of the shares of PMI stock received by any shareholder-employees will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employees will be for services actually rendered and will be commencerate with amounts paid to third parties bargaining at arm's-length for similar services.

Discussion

        There are two issues presented by this Merger that require some discussion and analysis: first, whether the exchanges under the Merger will meet the applicable statutory requirements for tax-free reorganization treatment; and, second, whether the nonstatutory "continuity of interest" requirement for a reorganization will be met.

        1. Statutory Requirements -- Section 368(a)(1)(A) of the IRC defines the term "reorganization" to include a "statutory merger or consolidation." This is referred to as an "A" reorganization. Section 368(a)(2)(D) provides that the acquisition in a merger by one corporation, in exchange for stock of a corporation which is in control of the acquiring corporation, of substantially all of the properties of another corporation shall also qualify as an "A" reorganization provided that no stock of the acquiring corporation is used in the transaction and the transaction would otherwise have qualified as a "A" reorganization if the merger had been made directly into the controlling corporation. Sections 354(a) and 361(a) of the IRC provide for nonrecognition of gain or loss by corporations that are parties to a reorganization and by the shareholders of such corporations, on exchanges that occur in pursuance of the plan of reorganization.

        Under the "step transaction" doctrine as applied in King Enterprises, Inc. v. United States, 418 F.2d 511 (Ct. Cl. 1969), a stock-for-stock exchange followed (in that case, approximately seven months later) by a merger of the acquired corporation into the acquiring corporation (or a subsidiary
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thereof) should be classified as pursuant to an "A" reorganization, as long as both steps are pursuant to one overall plan of reorganization. Thus, even though the first step in the plan of reorganization is not, by itself, a statutory merger, as referred to in IRC Section 368(a)(1)(A), the exchanges in both the first step and the second step are made "in pursuance of the plan of reorganization" and are therefore eligible for nonrecognition treatment under IRC Sections 354(a) and 361(a).

        The King Enterprises decision was recently followed by the Tax Court in J.E. Seagram Corp. v. Commissioner, 104 T.C. 75, 91-99 (1995), in which an appeal is currently pending in the Second Circuit Court of Appeals. In Seagram, it was the Internal Revenue Service (the "IRS") that cited King Enterprises and argued successfully for tax-free reorganization treatment.

        We are aware of no authority contrary to King Enterprises. Moreover, based upon conversations with attorneys in the IRS Chief Counsel's Office, we believe that they view King Enterprises as reflecting a correct interpretation of currently applicable law.

        Accordingly, in our view, the DeWitt Exchange and the Merger, as integral parts of a single plan of reorganization, should be considered together for purposes of determining whether the Merger qualifies under IRC
Section 368 and the tax consequences to the shareholders and the corporate parties to the reorganization under IRC Sections 354 and 361.

        2. Continuity of Interest -- In addition to the statutory requirements for a reorganization, another relevant requirement is "continuity of interest." "Continuity of interest" is met if exchanging shareholders of the acquired corporation receive, under the plan of reorganization, shares of the acquiring corporation (or its parent) that constitute, in aggregate, at least 50% of the fair market value of the consideration received for shares of the acquired corporation in the transaction. See John A. Nelson Co. v. Helvering, 296 U.S. 374 (1935) (38% continuity may be sufficient); Helvering v. Watts, 296 U.S. 387
(1935) (45% continuity is sufficient); Rev. Proc. 86-42, 1986-2 C.B. 722 (50%
continuity is sufficient to obtain IRS ruling).

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        In this case, more than 50% of the outstanding shares of NCMS have been exchanged for shares of PMI. In addition, the former majority shareholder of NCMS, who received those PMI shares, has represented that she has no current plan or intention of selling or otherwise disposing of any of those PMI shares in a taxable transaction. The existence of her registration rights and put option rights under the Second Amendment to the Amended Option Agreement should not adversely affect the conclusion that there is "continuity of interest" in this case, because she has no current plan or intention of exercising the option and, in any event, none of these rights currently limits her upside potential with respect to PMI shares.

Conclusion

        Based upon the foregoing factual assumptions, legal authorities and the further qualifications set forth below, we are of the opinion that:

        (1) The Merger, in conjunction with the prior DeWitt Exchange, will constitute a reorganization under IRC Sections 368(a)(1)(A) and 368(a)(2)(D);

        (2)  NCMS, Acquisition and PMI will be parties to the reorganization;

        (3) Each shareholder of NCMS who receives shares of PMI in the Merger will recognize no gain or loss on the exchange (except in respect of cash received for fractional shares, as discussed below), and the aggregate basis of the shares received by such shareholder in the exchange will equal the aggregate basis of the NCMS shares exchanged therefor (excluding any basis allocable to shares for which cash is provided or to fractional shares for which cash is received);

        (4) Except as discussed below with respect to fractional shares, an NCMS shareholder who elects to receive cash in the Merger will recognize gain on the exchange in an amount equal to the lesser of the amount of such cash and the excess of (x) such cash and the fair market value of PMI shares also received over (y) such shareholders' aggregate basis in NCMS shares exchanged; such shareholder may not recognize a loss on the exchange unless he elects to receive solely cash;


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        (5)  The holding period of the shares of PMI received by each NCMS shareholder in the Merger will include the period during which the NCMS shares surrendered in exchange therefor were held, provided that such NCMS shares were held as capital assets at the time of the Merger;

        (6) An NCMS shareholder who receives cash in lieu of a fractional PMI share will recognize gain or loss equal to the difference between the cash payment received and the holder's tax basis in the NCMS share or portion of a share exchanged therefor;

        (7) Gain or loss on receipt of cash in the Merger will be capital gain or loss, provided that the NCMS shares were held as a capital asset at the time of the Merger, will be long-term capital gain or loss if such shares had been held for more than 18 months at such time and will be mid-term capital gain or loss if such shares had been held for more than 12 months but not more than 18 months; and

        (8) NCMS, Acquisition and PMI will recognize no gain or loss on the Merger.

        This opinion represents our best legal judgment, but it has no binding effect or official status of any kind, and no assurance can be given that contrary positions may not be taken by the IRS or a court concerning the issues. We express no opinion relating to any Federal income tax matter except on the basis of the facts described above. Additionally, we express no opinion on the tax consequences under foreign, state or local laws. In issuing our opinion, we have relied solely upon existing provisions of the IRC, existing and proposed regulations thereunder, and current administrative positions and judicial decisions. Such laws, regulations, administrative positions and judicial decisions are subject to change at any time. Any such change could affect the validity of the opinion set forth above. Also, future changes in Federal income tax laws and the interpretation thereof can have retroactive effect.

                          *           *           *

        We hereby consent to the filing of this opinion as an exhibit to the Registration Statement being filed with respect to the Merger and to the references to our firm in the Proxy Statement that is a part thereof under the captions "SUMMARY --
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Certain Federal Income Tax Consequences," "THE MERGER -- Certain Federal Income
Tax Consequences," and "LEGAL MATTERS AND EXPERTS." This does not constitute a consent under Section 7 of the Securities Exchange Act, and in consenting to such references to our firm we have not certified any part of such Registration Statement or Proxy Statement and do not otherwise come within the categories of persons whose consent is required under Section 7 or under the rules and regulations of the Securities and Exchange Commission thereunder.

                                Very truly yours,

                                /s/ DRINKER BIDDLE & REATH LLP

                                DRINKER BIDDLE & REATH LLP


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